

March 16, 2007

Cedric W. Burgher
Senior Vice President and Chief Financial Officer
KBR, Inc.
601 Jefferson Street, Suite 3400
Houston, Texas 77002

> **Re:** **KBR, Inc.**
> **Registration Statement on Form S-4**
> **Filed March 2, 2007**
> **File No. 333-141027**

Dear Mr. Burgher:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Front Cover

1. The text on your cover page is dense. Limit the cover page to the information that is required by Item 501 of Regulation S-K and other information that is key to an investment decision.

2. Please do not use smaller type on the cover page and in the tables and footnotes throughout the prospectus. See Rule 420 of Regulation C.

Questions and Answers About the Exchange Offer, page iv

3. Please revise your Q&A and Summary sections in plain English. You also repeat information in your Q&A section and your summary section. The Q&A should

not repeat any information that appears in the summary, and the summary should not repeat information in the Q&A. For purposes of eliminating redundancies and grouping like information together, please view your Q&A and summary as one section. When revising these sections, please consider disclosing procedural information about the transaction in the Q & A (e.g., tendering procedures and appraisal rights) and substantive information about the terms of the transaction in the summary. For example, consider moving the table on page 2 of your summary to the forepart of your prospectus.

How many shares of KBR common stock will I receive . . ., page viii

4. Currently, your description of the exchange ratio is written from the perspective of someone who is already quite familiar with the transaction. Please revise your description in clear, plain English. Please also make similar revisions in the risk factor on page 46.

Summary, page 1

5. Please summarize under a separate heading any conflicts of interest or benefits that executive officers, directors or key employees will receive as a result of the transaction, which are not shared on a pro rata basis by all other shareholders.

6. Please provide an explanation of any material differences in the rights of security holders as a result of the transaction. See Item 4(a)(4) of Form S-4.

Risk Factors

The Internal Revenue Service may treat the exchange offer as taxable . . ., page 44

7. You must clearly provide current disclosure regarding the tax consequences of the transaction to investors. Please delete the words in the first sentence “based on certain facts, assumptions, representations and covenants from Halliburton and KBR” and “generally” in the first sentence. Make similar revisions in the tax section on page 194.

Cautionary Statement about Forward-Looking Information, page 48

8. Please remove the term “will” from your list of forward-looking terminology.

The Transaction, page 49

Background of the Exchange Offer, page 49

9. Please discuss the alternative structures in greater detail. Disclose how and when Halliburton decided on the structure of the transaction. Also disclose how the

exchange ratio was determined. Include the discussions that the board held with the dealer managers, who acted as financial advisors to Halliburton.

10. Please clarify the role of the special committee in the transaction. Disclose whether the committee considered the alternative transaction structures and, if not, why not.

11. Please identify the independent financial advisors and legal counsel and include disclosure that addresses the timing and circumstances of the engagements of these advisors. Please advise whether the financial advisors provided any analysis or guidance with respect to whether the transactions are fair to Halliburton or the Halliburton stockholders and, if so, why the board deemed such analysis or guidance not to be material.

12. Please disclose whether or not you received any report or appraisal regarding the transaction and if so, tell us whether you considered providing the information required by Item 4(b) of Form S-4. We note the disclosure that the special committee hired an independent financial advisor and that the dealer managers acted as financial advisors to Halliburton.

Reasons for the Exchange Offer, page 49

13. You describe the positive, but not the negative, aspects of the transaction. For example, please disclose whether the board considered the negative aspects of the transactions which you refer to in the risk factors relating to the exchange offer and any subsequent spin-off.

The Exchange Offer, page 53

Exchange of shares of Halliburton Common Stock, page 59

14. We note the disclosure indicating that Halliburton will issue KBR shares or return any Halliburton shares not accepted for exchange "as promptly as practicable" or "as soon as practicable" after expiration or termination of the exchange offer. Rule 14e-1(c) requires that Halliburton exchange the shares or return the Halliburton shares "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

15. You reserve the right "to delay acceptance" of Halliburton shares in order to comply with any applicable law. Please clarify that you would not delay acceptance for any applicable law, absent an extension of the offer.

Determination of Validity, page 64

16. We note your disclosure that Halliburton reserves the "absolute right to waive any of the conditions of the exchange offer…or, any defect or irregularity in the tender of any shares of Halliburton stock." Please revise this sentence to clarify that if Halliburton waives a condition to the offer that they waive it for all shareholders. See Rule 13e-4(f)(8).

Fees and Expenses, page 71

17. It appears that you will pay soliciting dealer fees or commissions, in part, based on the number of securities tendered into this exchange offer. What consideration was given as to whether such fees would violate Rule 13e-4(f)(8)(ii) when paid for securities tendered for the dealer manager's own account?

Halliburton Company Unaudited Pro Forma Condensed Consolidated Financial Statements, page 79

18. Your pro forma financial statements and related disclosures assume an exchange ratio of 1.4952 shares of KBR common stock per share of Halliburton common stock in the proposed offering; this exchange ratio is calculated using the closing stock prices on March 1, 2007 for both Halliburton and KBR common stock. On page 54, you disclose that the exchange ratio to be used in the offering will be based on the calculated per-share values of Halliburton common stock and KBR common stock. On pages 2 and 56, you present a table which shows the impact of changes in either or both the calculated per-share values of Halliburton common stock and KBR common stock. Please address the following:

- Please clarify why you are using an exchange ratio based on the closing stock prices on March 1, 2007 instead of the calculated per-share values on March 1, 2007 for Halliburton common stock and KBR common stock in your pro forma financial information; and
- Please provide additional quantitative pro forma information which shows the impact of different exchange ratios on your pro forma financial results both if the exchange offer was fully subscribed or if only the minimum number of shares of Halliburton common stock is tendered. For example, this quantitative information should show the impact on your pro forma financial results if the maximum exchange ratio of 1.5905 of KBR common stock for each share of Halliburton common stock issued. Similarly, you should provide pro forma information showing the impact of other exchange ratios, such as 0.95 of KBR common stock for each share of Halliburton common stock issued. If the ratio does not have a lower limit, state that as well.

U.S. Federal Income Tax Consequences, page 194

19. Please delete the language in the first full paragraph on page 195 which assumes that the exchange offer and spin-off will qualify as tax-free.

Comparison of Stockholder Rights, page 205

20. Please remove the second sentence of the third paragraph that the description is qualified in its entirety, as it is inconsistent with Rule 411 of Regulation C. Make similar changes in the last sentence of the fourth paragraph on page 210.

Exhibit 5.1

21. Where counsel refers to the General Corporation Law of the State of Delaware, counsel should confirm supplementally that it does not intend to exclude the applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. Counsel should file this correspondence on EDGAR, as it will be a part of the Commission's official file regarding this registration statement. Please see Section VIII.A.14 of our November 14, 2000 Current Issues Outline if you need more information.

Exhibit 99.1 – Transmittal Letter

22. We note the following statement on page 4: "I understand and agree that, among other matters described in the Prospectus — Offer to Exchange…." Please revise to eliminate the terms "among other matters." Alternatively, amend the letter to include a legend in bold typeface that indicates the company does not intend this language to be a certification made by security holders that they have reviewed the offering materials as a waiver of liability and that the company promises not to assert that this language constitutes a waiver of liability.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Nudrat Salik at (202) 551-3692 or in her absence, Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, Lesli Sheppard at (202) 551-3708 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Darrell W. Taylor
        Baker Botts L.L.P.
        910 Louisiana Street
        Houston, Texas 77002-4995